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FOR IMMEDIATE RELEASE

                           RAYTEL MEDICAL CORPORATION
                         ADOPTS SHAREHOLDERS RIGHTS PLAN

         San Mateo, California, August 17, 1998 -- Raytel Medical Corporation (Nasdaq: RTEL) announced today that, based on the recommendation of a special committee of nonemployee directors, its Board of Directors has adopted a Preferred Stock Purchase Rights Plan designed to enable all Raytel stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Raytel stockholders in the event that an unsolicited attempt is made to acquire Raytel. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of Raytel without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire Raytel. The Board is not aware of any such effort.

         Under the plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of Raytel Common Stock held of record at the close of business on September 2, 1998.

         The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of the new Preferred Stock, at $30.00 per Right, when someone acquires 15 percent or more of Raytel's Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring 15 percent,


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the Rights can be redeemed for $0.001 each by action of the Board. Under certain circumstances, if someone acquires 15 percent or more of the Common Stock, the Rights permit Raytel stockholders other than the acquiror to purchase Raytel Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50 percent discount. Rights held by the acquiror will become null and void in both cases.

         The rights expire on August 13, 2008. The Rights distribution will not be taxable to stockholders and will be payable to stockholders of record on September 2, 1998.

         [Raytel tag line]


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